SECU 15047993 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALICO LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 PARK AVENUE, SUITE 1700
(No. and Street)

NEW YORK (City), N.Y. (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN BOYAR 917-696-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CURCIO, WIESELTHIER & COHEN, CPA'S P.C.
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 1500 (Address), NEW YORK (City), N.Y. (State) 10001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palico LLC., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth Boyar
Signature

Compliance Officer
Title

DWAYNE L JACKSON
Notary Public - State of New York
NO. 01JA6271502
Qualified in Kings County
My Commission Expires 11.5.16

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALICO LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2014

PALICO LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Member
Palico LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of Palico LLC (a New York limited liability company), which comprise of the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Palico LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Palico LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III has been subjected to audit procedures performed in conjunction with the audit of Palico LLC's financial statements. The supplemental information is the responsibility of Palico LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and

performing procedures to test the completeness and accuracy of the information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly states, in all material respects, in relation to the financial statements as a whole.

Curcio, Wieselthier & Cohen, CPA's, P.C.

Curcio, Wieselthier & Cohen, C.P.A.'S, P.C.
New York, New York
February 25, 2014

PALICO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Current Assets:		
Cash	$	138,605
Accounts Receivable		2,240
Prepaid Expenses		2,088
Total Current Assets		142,933
Other Assets:		
Security Deposits		1,429
Total Assets	$	144,362

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts Payable	$	2,410
Accrued Expenses		17,112
Deferred Revenue		45,482
Total Current Liabilities		65,004
Member's Equity:		
Member's Equity		79,358
Total Member's Equity		79,358
Total Liabilities and Member's Equity	$	144,362

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue:	
Subscription Fee Income	$ 99,967
Operating Expenses:	
Salaries and Wages	98,632
Professional Fees	52,977
Regulatory and Consulting Expense	23,527
Rent	9,158
Payroll Tax Expense	8,684
Computer and Internet	6,524
Bank Service Charges	6,461
Insurance	5,033
Dues and Subscriptions	2,605
Platform Processing Fees	1,872
Office Expense and Other	1,886
Travel	1,693
Total Operating Expenses	219,052
Income (Loss) Before Provision for Income Taxes	(119,085)
Provision for Income Taxes	365
Net Loss	$ (119,450)

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity
Balance at January 1, 2014	$ 48,161
Net Loss	(119,450)
Member's Contributions	150,647
Balance at December 31, 2014	$ 79,358

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net Loss	$ (119,450)
Adjustments To Reconcile Net Income To Net Cash Provided By (Used For) Operating Activities:	
(Increase) or Decrease in Current Assets:	
Accounts Receivable	3,460
Prepaid Expenses	4,178
Security Deposits	5,071
Increase or (Decrease) in Current Liabilities:	
Accounts Payable	2,410
Accrued Expenses	(2,501)
Deferred Revenue	30,900
Due to Member	(1,823)
Net Cash Provided By (Used For) Operating Activities	(77,755)
Cash Flows From Investing Activities:	
None	-
Net Cash Provided By (Used For) Investing Activities	-
Cash Flows From Financing Activities:	
Member's Contributions	150,647
Net Cash Provided By (Used For) Financing Activities	150,647
Net Increase (Decrease) in Cash	72,892
Cash at Beginning of Year	65,713
Cash at End of Year	$ 138,605
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Taxes	$ 365
Interest	$ -

The accompanying notes are an integral part of the financial statements.

PALICO LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Palico LLC ("The Company") was established in January 2001, operates a platform that provides to its clients a listing of private placement offerings (the "Platform"). The platform is utilized by Investors to initiate contact with a Sponsor who can then provide the Investor with additional information regarding the Sponsor as well as information about specific investment opportunities. The Platform does not function as a placement agent or finder. The Company's revenues are generated solely from subscription fees charged for becoming a user of the Platform. The Company is also registered with the Financial Industry Regulatory Authority ("FINRA").

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Revenue Recognition / Deferred Revenue

The Company receives subscription fees from its clients. Fees received for the current year's membership are recognized as revenue in the current year. The revenue arising from fees received in advance of subscription services rendered are deferred until earned.

D) Regulatory Requirements

The Company is registered as a broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

E) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

F) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and established an allowance for doubtful accounts, when deemed necessary. The allowance is based upon the Company's history of past write-offs, collections, and current credit conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Based upon historical collection statistics, management expects to collect one hundred percent (100%) of the outstanding accounts receivable. As such, a provision for bad debts was deemed unnecessary.

G) Income Taxes

The Company was formed as a single member LLC, however has elected to be treated as a corporation for federal and state income tax purposes.

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2014, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

The Company has deductions available for tax return reporting purposes, net operating losses that total $1,209,963 as of December 31, 2014. The deferred tax asset expires over the next 20 years based upon the Company's future taxable income. Due to the uncertainties relating to the realization of the deferred tax asset (based on generating sufficient taxable income prior to the

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

expiration of loss carry forwards and other temporary differences), management believes that the deferred tax asset may not be realized. Thus, the deferred tax asset has been offset by an equivalent valuation allowance at December 31, 2014.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2011.

G) Management Review

The Company has performed an evaluation of subsequent events through February 19, 2015, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2014.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company earns subscription revenue from an entity related through common management.

For the year ended December 31, 2014, total subscription revenue from the related party totaled $4,095.

The Company receives services from the 100 percent member, Palico SAS. Total platform processing fees for the year ending December 31, 2014 amounted to $1,872. Included in accrued expenses at December 31, 2014 were amounts due to the related company totaling $1,872.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2014 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2014, there were no uninsured amounts.

PALICO LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

(continued)

NOTE 4 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

Current:		
Federal Corporation Tax	$	-
New York State Franchise Tax		260
New York City Corporation Income Tax		105
Total	$	365
Deferred:		
Federal Corporation Tax	$	(362,989)
New York State Franchise Tax		(96,797)
New York City Corporation Income Tax		(96,797)
Total		(556,583)
Less: Valuation Allowance		556,583
Total Deferred Taxes	$	-
Total Provision for Income Taxes	$	365

NOTE 4 - RENT EXPENSE

The Company leases office space in New York City. The previous lease expired on September 30, 2014 and was not renewed. The Company signed a new lease agreement for shared office space. The lease commenced November 1, 2014 and is on a month-to-month basis.

Rent expense for the year ended December 31, 2014 totaled $9,158.

PALICO LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2014

PALICO LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2014

Net capital		
Total member's equity		$ 79,358
Deduct: member's equity not allowable for net capital		-
Total member's equity qualifies for net capital		79,358
Add: subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		79,358
Deductions and/or changes:		
Non-allowable assets:		
Security Deposit		$ 1,429
Prepaid Expenses		2,088
Accounts Receivable		2,240
Total deductions and/or changes:		5,757
Other additions and/or allowable credits:		
Deferred Revenue		45,482
Net capital before haircuts on securities positions		119,083
Haircuts on securities		-
Net capital		$ 119,083
Aggregate indebtedness		
Items included in statement of financial condition:		
Account payable, accrued liabilities, accrued expenses and other items included in statement of financial condition		$ 19,522
Total aggregate indebtedness		$ 19,522
Minimum net capital required		$ 5,000
Excess net capital		$ 114,083
Excess net capital of the greater of 10 percent of total aggregate indebtness Or 120 percent of minimum net capital required		$ 113,083
Percentage of aggregate indebtedness to net capital		16%
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2014):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report		$ 119,083
Net audit adjustments resulting in increased capital		
Net capital per above		$ 119,083

PALICO LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

PALICO LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

PALICO LLC

EXEMPTION REPORT

DECEMBER 31, 2014

PALICO LLC

TABLE OF CONTENTS

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Board of Directors
Palico LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Palico LLC's Exemption Report, in which Palico LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Palico LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and Palico LLC stated that Palico met the identified exemption provisions throughout the most recent fiscal year without exception. Palico LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palico LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Curcio, Wieselthier & Cohen, CPA's, P.C.

Curcio, Wieselthier & Cohen, CPA's PC
New York, New York
February 25, 2015

PALICO LLC

Palico LLC Exemption Report

Palico LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1)and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R §240.15c3-3.

(2) The Company had no obligation under 17 C.F.R §240.15c3-3 throughout the most recent fiscal year without exception.

Palico LLC

I, Odile Vaicbourdt, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Odile Vaicbourdt
Title: Chief Operating Officer
February 19, 2015